MOL Plc.
Finance

04054089

29th November, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

Enclosure

SEC MAIL PROCESSING
RECEIVED
DEC 14 2004
WASH. D.C. 202 SECTION

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

24 November 2004

Mr. Gábor Zelei, member of the Board of Directors at Slovnaft Rekreacentrum a.s. sold 285 MOL shares at HUF 12,150 each on the Budapest Stock Exchange on 24 November 2004, with the assistance of CIB Bank Rt. as investment service provider.

SEC MAIL PROCESSING
RECEIVED
DEC 14 2004
WASH, D.C. 202 SECTION

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

1 December 2004

Mr. Zsolt Bari, member of the Supervisory Board at Explant Ltd. sold 900 MOL shares at HUF 12,500 each on the Budapest Stock Exchange on 30 November 2004, with the assistance of IE New York Bróker Ltd., as investment service provider.

SEC MAIL PROCESSING
RECEIVED
DEC 1 4 2004
WASH. D.C. 202 SECTION